ERSTE BANK

The Bank for Central and Eastern Europe



INTERIM REPORT
FIRST HALF 2006

ERSTE BANK

KEY FINANCIAL AND SHARE DATA

in EUR million (unless stated otherwise)	1/1 - 30/6/06	1/1 - 30/6/05*
Income statement		
Net interest income	1,481.8	1,369.5
Risk provisions for loans and advances	-218.3	-209.9
Net commission income	697.7	617.0
Net trading result	136.2	105.2
General administrative expenses	-1,404.9	-1,323.1
Operating result	925.8	795.5
Pre-tax profit	706.6	576.2
Net profit after minority interests	448.7	335.7
Profitability ratios		
Net interest margin (in %)	2.07	2.09
Cost/income ratio (in %)	60.3	62.5
Return on equity (in %)	13.9	18.7
Earnings per share (in EUR)	1.52	1.40

	30/6/06	31/12/05*
Balance sheet		
Total assets	160,229	152,660
Loans and advances to credit institutions	19,890	16,858
Loans and advances to customers	84,474	80,419
Risk provisions for loans and advances	-2,773	-2,817
Securities and other financial investments	48,950	47,681
Other assets	9,688	10,519
Total liabilities and shareholders' equity	160,229	152,660
Amounts owed to credit institutions	35,897	33,911
Amounts owed to customers	77,836	72,793
Debts evidenced by certificates and subordinated capital	23,277	25,581
Other liabilities, including minority interests	16,354	16,246
Shareholders' equity	6,865	4,129
Changes in total qualifying capital		
Risk-weighted assets pursuant to Section 22 (2) Austrian Banking Act	79,247	75,078
Solvency ratio pursuant to Section 22 Austrian Banking Act (in %)	13.5	11.0
Tier 1 ratio (in %)	9.8	6.8

	1/1 - 30/6/06	1/1 - 30/6/05
Stock market data (Vienna Stock Exchange)		
High (in EUR)	51.69	44.30
Low (in EUR)	40.40	36.36
Close (in EUR)	44.00	41.37
Market capitalisation (in EUR billion)	13.55	10.10
Trading volume (in EUR billion)	4.38	1.97

* Prior-year figures have been adapted pursuant to the requirements of IAS 32 and IAS 39. Details of these changes were outlined in the press release dated 6 December 2005, which can be found on the Erste Bank website (www.erstebank.com).

RATINGS

Fitch	
Long-term	A
Short-term	F1
Individual	B/C
Moody's Investors Service	
Long-term	A1
Short-term	P-1
Bank Financial Strength Rating	B-
Standard & Poor's	
Short-term	A-2

PERFORMANCE OF THE ERSTE BANK SHARE



120
100
80
1 January 2006
30 June 2006
ERSTE BANK Share
Austrian Traded Index (ATX)
DJ Euro Stoxx Banks

Highlights

_ Net interest income rose from EUR 1,369.5 million to EUR 1,481.8 million (up 8.2%*)

_ Net commission income grew from EUR 617.0 million to EUR 697.7 million (up 13.1%)

_ Operating income increased from EUR 2,118.6 million to EUR 2,330.7 million (up 10.0%)

_ General administrative expenses went up from EUR 1,323.1 million to EUR 1,404.9 million (by 6.2%)

_ Operating profit improved from EUR 795.5 million to EUR 925.8 million (up 16.4%)

_ Pre-tax profit climbed from EUR 576.2 million to EUR 706.6 million (up 22.6%)

_ Net profit after taxes and minorities advanced from EUR 335.7 million to EUR 448.7 million (up 33.7%)

_ The cost/income ratio improved from 61.8% in the 2005 financial year to 60.3% in the first half of 2006

_ Return on equity in the first half of 2006 (after the capital increase) was 13.9% compared to 19.0% in the full year 2005

_ Total assets expanded from EUR 152.7 billion at end-2005 to EUR 160.2 billion (up 5.0%)

_ Earnings per share rose from EUR 1.40 to EUR 1.52

_ The Tier 1 capital ratio at 30 June 2006 was 9.8% (versus 6.8% at the end of 2005) and the solvency ratio was 13.5% (compared to 11.0% at year end-2005; the legally required minimum is 8.0%)

*) Comparisons are with the six months ended 30 June 2005 unless stated otherwise.

Letter from the CEO

Dear shareholders,

in the first six months of 2006 we posted net income of EUR 449 million, up 34% on the same period last year and the best ever half-yearly results in our history. While the second quarter results eased off sequentially, this was directly related to the expected reversion of our trading and other operating results from the exceptionally high levels recorded in the first quarter. In contrast, the key line items of our income statement are in better shape than ever. Net interest income reached an all-time high, as did net commission income, driven by continued strong demand for retail credit products in Austria and all our Central and East European markets, and volume growth, respectively

Česká spořitelna, still our largest operation in the fast growing markets of Central and Eastern Europe, continued to benefit from a near perfect economic environment: stable and low interest rates and a further acceleration in real GDP growth; the latter reached 7.4% in the first quarter of 2006 and supported net interest income growth in line with risk-weighted asset growth. This very positive development did not fully feed through to the bottom line, solely due to one-off effects related to provisioning and other operating income in the same period last year.

In Slovakia the structural improvement in the composition of earnings, especially within net interest income continued apace. While, compared to last year, overall net interest income growth did not keep pace with risk-weighted asset growth, this was due to the substitution of interest income from customer loans for that earned on fixed income securities. This process has now run its course and hence we are positive that interest income growth will be commensurate with loan growth in future.

In Hungary the first half and more specifically the second quarter was characterised by a more challenging macro environment. In the run-up to and following the general elections in April the Hungarian Forint came under pressure as the reelected government prepared various measures to stem the spiralling budget deficit. Most of these targeted the expansion of the revenue base. At the same time the Central Bank base rate was raised by only 75 bps.

As for Erste Bank Hungary, it once again managed to outperform in the face of adversity, posting record net interest income and continued strong loan growth.

The development of Erste Bank Croatia was impacted by a combination of lower market interest rates and increased reserve requirements to curb foreign currency lending. Overall this led to a flat bottom line development. In Serbia a new CEO was named and staff realignment measures took effect. Going forward, we are optimistic that the successful completion of the transformation programme will create the basis for future growth.

In Romania we continued to work towards the closing of the Banca Comerciala Romana transaction. While we made good progress in preparing for the integration and actively collaborated with existing shareholders in covening an extraordinary shareholders' meeting, we had to postpone the closing deadline by three months to 21 September mainly due to time-intensive local and international regulatory approvals.

Overall, we are very pleased with our first half performance in 2006. The second quarter, in particular, proved the resilience of our retail-focused business model in the wake of substantial market volatility: growth continued at a steady pace while risk costs remained firmly under control, a scenario, which we expect to prevail throughout the rest of 2006

Andreas Treichl

The share

PERFORMANCE OF EQUITY INDICES

Events on international stock markets in the quarter completed were dominated by gyrations in share prices. Until early May, the good performance that had been witnessed since the beginning of the year continued. Downside factors such as the uncertainty over the future interest rate policy of the US Federal Reserve and a new record high in oil prices were outweighed by largely positive corporate reporting for the first quarter of 2006 and an acceleration in American GDP growth. But as the second quarter progressed, mounting inflation fears and interest rate concerns – borne out by the Fed's statements on inflation risks and the publication of higher-than-expected producer and consumer prices, as well as by an interest rate increase on the part of the European Central Bank (ECB) – led to a sharp downturn in equity markets. Volatility climbed to its highest level since 11 September 2001. It was not until the end of June that a further interest rate hike in the USA, which investors welcomed as reducing inflation risks, triggered a rally on stock markets. As a consequence, markets more than recouped their earlier losses; all observed indices (with the exception of the technology-heavy Nasdaq) closed the first half of 2006 on a net gain.

The Austrian blue-chip index, the ATX, initially maintained its stellar performance, marking a new all-time high of 4,344.35 points on 8 May 2006. The negative cues from the international environment, however, pulled down the Vienna stock exchange significantly as well. In addition, talk of a possible merger between OMV and Verbund, coupled with numerous new issues or capital increases that diverted liquidity from existing shares, resulted in a steep market slump. Nonetheless, with a decline of 9.5% during the quarter under review, the ATX still outperformed all major international stock markets. At the end of June 2006 the ATX stood at 3,745.72 points, up 2.1% from the start of the year.

Relinquishing some of its gains, the DJ Euro Stoxx Bank Index fell by 6.5% in the second quarter of 2006. Given the rising interest rates, and despite a positive first-quarter reporting season, the interest-rate sensitive bank shares were among the hardest-hit sectors. Overall in the first half of the year, thanks to the recent improvement in stock markets that followed the price losses, the European Bank Index managed a gain of 5.7% to 385.53 points as of 30 June 2006.

DEVELOPMENT OF THE ERSTE BANK SHARE

In the second quarter, amid the falling international markets and a vast sell-off of emerging markets stocks, Erste Bank's shares lost more ground than the DJ Euro Stoxx Bank Index, marking their lowest quotation since the beginning of the year on 13 June, at EUR 40.40. Despite another record-breaking net profit for the first quarter of 2006 that was made possible by the Group's balanced country and businesses mix, and in spite of positive analyst coverage, the Erste Bank share declined by 9.6% in the second quarter. Thanks to its recent renewed advance, the share was quoted at EUR 44.00 by 30 June 2006. Based on this closing price, the performance of the Erste Bank share in the first half of the year was a negative 6.5%.

INVESTOR RELATIONS

The management of Erste Bank had numerous meetings with investors at many banking conferences, held by Société Générale (in Paris) and RCB (in Zürs, Austria) in April, by UBS (London and New York) and Citigroup (Stockholm) in May, and by Goldman Sachs (Barcelona) in June. As well, the strategy and positioning of Erste Bank were presented to a large number of international investors during the road shows held in Geneva (in May) and Stockholm (in June) by the Vienna Stock Exchange together with Erste Bank and RCB, respectively.

Effective 24 May 2006, the new shares from the capital increase, which were not entitled to a dividend for the 2005 financial year, were combined with the shares listed on the stock exchange in Vienna and Prague.

Business performance

Two International Financial Reporting Standards revised by the International Accounting Standards Board – IAS 32 (Financial Instruments: Disclosure and Presenta-tion) and IAS 39 (Financial Instruments: Recognition and Measurement) – must be applied from 1 January 2005. The revisions primarily affect the presentation of securities business and of loan valuation, as well as the reporting of hybrid capital. All prior-year data and rates of change shown reflect the restatement of the old data in accordance with these revised standards. Details on these changes were described on 3 May 2005 and 6 December 2005 that are available on the Erste Bank website (). Since 9 August 2005 (the acquisition's closing date) the Serbian new acquisition, Erste Bank Serbia, is included in the consolidated financial statements.

SUMMARY OF BUSINESS PERFORMANCE

Total operating income grew by 10.0% to EUR 2,330.7 million, despite a market-induced lower net trading result. This was significantly ahead of the growth in general administrative expenses, which were up by 6.2% to EUR 1,404.9 million. This led to an operating result of EUR 925.8 million (up 16.4% from the first half of the previous year). The cost/income ratio improved from 61.8% for the full year 2005 to 60.3% in the reporting period.

As was expected, the successful capital increase of EUR 2.9 billion in the first quarter caused return on equity to decrease from 19.0% in the 2005 financial year to 13.9%. In the first half of 2006, total assets of the Erste Bank grew by 5.0% to EUR 160.2 billion.

Outlook

Erste Bank reaffirms its group financial targets announced at the acquisition of Romania's largest bank, Banca Comerciala Romana (the transaction is expected to close in September 2006).

For the period from 2005 to 2009, Erste Bank's management forecasts average annual growth of more than 20% in net profit after minority interests. A cost/income ratio of less than 55% is targeted for 2009. As a result of the sharp rise of almost 70% in equity capital resulting from Erste Bank's capital increase at the start of 2006, return on equity will decrease in this financial year. However, it should then advance again, to bet-ween 18% and 20% in 2009. For 2006 the management expects an increase of more than 20% in net profit after minority interests, excluding the effects of BCR.

PERFORMANCE IN DETAIL

in EUR million	1/1 - 30/6/06	1/1 - 30/6/05	%-Change
Net interest income	1,481.8	1,369.5	8.2
Risk provisions for loans and advances	-218.3	-209.9	4.0
Net commission income	697.7	617.0	13.1
Net trading result	136.2	105.2	29.5
General administrative expenses	-1,404.9	-1,323.1	6.2
Insurance business	15.0	26.9	-44.2
Other operating result	-0.9	-9.4	90.4
Pre-tax profit	**706.6**	**576.2**	**22.6**
Net profit after minority interests	**448.7**	**335.7**	**33.7**

Net interest income

The first half of 2006 was characterised by an upward trend in interest rates and strong loan growth, particularly in the retail segment. At the central and east European subsidiaries, for example, loan volumes rose by 11.2% compared to year-end 2005.

Net interest income increased by 8.2% from EUR 1,369.5 million one year earlier to EUR 1,481.8 million, a further acceleration of growth compared to the first quarter. Improvements were registered across virtually the entire group. Only the Haftungsverbund (cross-guarantee system) savings banks recorded a small decline.

The net interest margin was stable in the first six months at 2.07% compared to the full year 2005, both in Austria (at about 1.6%) and in Central and Eastern Europe (at approximately 3.5%).

Net commission income

in EUR million	1/1 - 30/6/06	1/1 - 30/6/05	%-Change
Lending business	91.5	95.4	-4.1
Payment transfers	253.3	231.7	9.3
Securities transactions	237.8	175.4	35.6
Investment fund transactions	110.1	71.4	54.2
Custodial fees	26.6	24.5	8.6
Brokerage	101.1	79.5	27.2
Insurance business	35.3	38.0	-7.1
Building society brokerage	15.5	15.8	-1.9
Foreign exchange transactions	18.7	18.9	-1.1
Other	45.6	41.8	9.1
Total	**697.7**	**617.0**	**13.1**

A sustained positive development was also seen in net commission income, which rose by 13.1% from EUR 617.0 million to EUR 697.7 million.

The main driver of this growth was the securities business, where income expanded by 35.6% to EUR 237.8 million; income from payments services also rose, increasing by 9.3% to EUR 253.3 million.

In Central and Eastern Europe commission income from lending business trailed the figures recorded in the same period last year, mainly due to a change in accruals policy in the fourth quarter of 2005.

Overall, the increase in Austria (including the International Business and Corporate Centre segments), at 14.5%, was higher than that in Central and Eastern Europe, at 10.7%.

Trading result

As was foreseen, the sharp deterioration in market conditions during the second quarter of 2006 meant that the first quarter's extremely high net trading result could not be sustained. Nevertheless, in the comparison of the first six months of 2006 with the first half of 2005, the excellent showing in this year's first quarter still produced an unusually strong increase of 29.5% to EUR 136.2 million, thanks mainly to foreign exchange transaction income. The securities and derivatives business saw a dip because of the negative market environment during the second quarter of 2006.

Insurance business

A significant drop of 44.2% from EUR 26.9 million to EUR 15.0 million occurred in profits from insurance business. This is explained by the negative effect of rising interest rates on unrealised and realised valuation results. In addition, the insurance business had posted unusually positive results in the same period last year, making a repeat performance, especially against the backdrop of a more challenging market environment unlikely.

General administrative expenses – Erste Bank Group

in EUR million	1/1 - 30/6/06	1/1 - 30/6/05	%-Change
Personnel expenses	822.7	761.4	8.1
Other administrative expenses	413.7	394.4	4.9
Subtotal	1,236.4	1,155.8	7.0
Depreciation and amortisation	168.5	167.3	0.7
Total	**1,404.9**	**1,323.1**	**6.2**

General administrative expenses – Austria (inc. Corporate Center and International Business)

in EUR million	1/1 - 30/6/06	1/1 - 30/6/05	%-Change
Personnel expenses	584.8	553.8	5.6
Other administrative expenses	207.3	211.0	-1.7
Subtotal	792.1	764.8	3.6
Depreciation and amortisation	80.3	86.1	-6.8
Total	**872.4**	**850.9**	**2.5**

General administrative expenses – Central and Eastern Europe

in EUR million	1/1 - 30/6/06	1/1 - 30/6/05	%-Change
Personnel expenses	237.9	207.6	14.6
Other administrative expenses	206.4	183.4	12.4
Subtotal	444.3	391.0	13.6
Depreciation and amortisation	88.2	81.2	8.7
Total	**532.5**	**472.2**	**12.8**

Total general administrative expenses rose by 6.2% in the first half of the year, to EUR 1,404.9 million from EUR 1,323.1 million. The increase in Central and Eastern Europe was 12.8%, mainly as a consequence of exchange rate movements and the first-time consolidation of Erste Bank Serbia, where restructuring costs figured prominently. Excluding these two factors, growth in Central and Eastern Europe would have amounted to only 6.6%.

Personnel expenses, the largest component of general administrative expenses, expanded by 8.1% from EUR 761.4 million to EUR 822.7 million. The fact that the increase in Central and Eastern Europe was visibly higher (at 14.6%) is attributable mostly to necessary adjustments of salaries to market levels. Another significant factor was the initial consolidation of Erste Bank Serbia, which resulted in EUR 5.0 million of restructuring costs for staff reduction measures being included in the first half of 2006. Excluding the consolidation effect of Erste Bank Serbia (including the above-mentioned restructuring costs), total personnel expenses increased by 6.8%, with those in Central and Eastern Europe rising by 9.9%. The re-

lease of provisions in the prior-year period additionally distorted personnel expenses in Austria.

Group staff count remained almost unchanged in the first half of the year. The slight growth of 0.5% to a new total of 36,348 employees represented primarily the expansion of the branch network in Hungary and Croatia as well as the transfer of about 100 freelance staff into permanent employment in Hungary, due to a change in the legal framework.

Headcount at 30 June 2006

	30/6/06	31/12/05	%-Change
Domestic incl. Haftungsverbund savings banks	**14,802**	**14,757**	**0.3**
International	**21,546**	**21,393**	**0.7**
Česká spořitelna Group	10,706	10,755	-0.5
Slovenská sporiteľňa Group	4,895	4,836	1.2
Erste Bank Hungary Group	2,729	2,551	7.0
Erste Bank Croatia	1,678	1,604	4.6
Erste Bank Serbia	781	915	-14.6
Other subsidiaries in CEE and foreign branches	757	732	3.4
Total	**36,348**	**36,150**	**0.5**

Other administrative expenses grew by a moderate 4.9% from EUR 394.4 million to EUR 413.7 million, with the increase coming solely from the central and east European subsidiaries (up 12.4%) while the rest of the Group recorded a decrease of 1.7%.

Although office space expenses increased, IT expenses, the largest cost item within other administrative expenses, were almost unchanged. Various project-related expenses also contributed to the expansion of other administrative expenses, while consulting costs declined.

The depreciation charge was nearly constant, at EUR 168.5 million (up 0.7%). This reflects the more conservative approach to capital spending in recent years.

Risk provisions for loans and advances

Net additions to risk provisions for loans and advances registered a small increase of 4.0% in the first six months of 2006 up to EUR 218.3 million from EUR 209.9 million. The major reason behind this increase, in addition to strong loan growth across Central and Eastern Europe, is that net new provisions for Česká spořitelna during the first half of 2005 were atypically low as a result of releasing the final instalment of the general reserve.

Other operating result

Other operating result improved from EUR -9.4 million to EUR -0.9 million. This was due to a combination of higher write-downs on equity interests in the previous year and on lower expenses for deposit insurance in 2006, due to legislative changes particularly in Slovakia.

FINANCIAL RESULTS IN THE SECOND QUARTER OF 2006

The net profit of EUR 209.1 million after minority interests achieved in the second quarter of 2006 marked the second highest quarterly earnings ever recorded by Erste Bank (first quarter: EUR 239.6 million). This was driven by significant increases in both net interest income and net commission income. The volatile net trading result, which is strongly dependent on short-term capital markets conditions, decreased after the exceptionally good first quarter.

Net interest income grew by 4.7% from EUR 724.0 million in the first quarter to EUR 757.8 million in the second, and net commission income added 3.9% to the first-quarter level of EUR 342.2 million for a new total of EUR 355.5 million.

By contrast, amid the unfavourable market conditions, the net trading result halved in the second quarter from the extremely high first-quarter level of EUR 91.2 million to EUR 45.0 million. All segments were affected by the decline.

Income from insurance business was virtually steady at EUR 7.3 million, total operating income in the second quarter reached EUR 1,165.6 million, almost exactly the same level as in the preceding quarter (EUR 1,165.1 million).

General administrative expenses were up 2.5% at EUR 711.0 million (first quarter: EUR 693.9 million). Within this item, personnel expenses rose from EUR 407.0 million to EUR 415.7 million (owing partly to restructuring costs at Erste Bank Serbia) and other administrative expenses increased from EUR 201.7 million to EUR 212.0 million; depreciation meanwhile declined from EUR 85.2 million to EUR 83.3 million.

Operating result in the second quarter, at EUR 454.6 million, was thus 3.5% lower than in the first (EUR 471.2 million); as already mentioned, this reflected primarily the decrease in the volatile net trading result.

The cost/income ratio deteriorated slightly to 61.0% from the first quarter's 59.6%.

Net additions to risk provisions for loans and advances, at EUR 109.2 million, were at the level of the preceding quarter.

There was a tangible deterioration in other operating result from EUR 18.3 million to a negative EUR 19.2 million. This was due to the absence in the second quarter of gains realised in the first quarter from income from private equity business and a lower result from the revaluation and sale of securities.

DEVELOPMENT OF THE BALANCE SHEET

in EUR million	30/6/06	31/12/05	%-Change
Loans and advances to credit institutions	19,890	16,858	18.0
Loans and advances to customers	84,474	80,419	5.0
Risk provisions for loans and advances	-2,773	-2,817	-1.6
Securities and other financial investments	48,950	47,681	2.7
Other assets	9,688	10,519	-7.9
Total assets	**160,229**	**152,660**	**5.0**

in EUR million	30/6/06	31/12/05	%-Change
Amounts owed to credit institutions	35,897	33,911	5.9
Amounts owed to customers	77,836	72,793	6.9
Debts evidenced by certificates and subordinated capital	23,277	25,581	-9.0
Other liabilities	14,182	13,914	1.9
Total equity	9,037	6,461	39.9
Shareholders' equity	6,865	4,129	66.3
Minority interests	2,172	2,332	-6.9
Total liabilities	**160,229**	**152,660**	**5.0**

In the first half of 2006, total assets of the Erste Bank increased by 5.0% from EUR 152.7 billion to EUR 160.2 billion.

Loans and advances to customers also rose by 5.0%, from EUR 80.4 billion to EUR 84.5 billion, thanks in large part to the high growth in retail lending in Central and Eastern Europe. The loan portfolio of the central and east European subsidiaries grew by 11.2% to EUR 20.1 billion. Risk-weighted assets as defined by Section 22 (2) of the Austrian Banking Act (BWG) expanded by 5.6% in the first half of 2006, to EUR 79.2 billion.

Risk provisions for loans and advances remained almost unchanged at EUR 2.8 billion.

Compared to the end of 2005, total investments in securities and other financial assets were almost unchanged. The total of trading assets, assets at fair value through profit and loss and available-for-sale assets, and financial investments rose from EUR 47.7 billion to EUR 49.0 billion. The largest increase occurred in longer-term investments in bonds. At 30 June 2006, assets at fair value through profit and loss and available-for-sale contained a fair-value portfolio of EUR 4.5 billion and an available-for-sale portfolio of EUR 13.7 billion.

On the liabilities side, total amounts owed to customers increased by 6.9% from EUR 72.8 billion to EUR 77.8 billion, with the expansion in savings deposits (by 6.4% to EUR 41.3 billion) resulting mainly from a reclassification of certain deposit products previously reported under other customer deposits.

The retail deposit business grew strongly in Austria and Central and Eastern Europe. Deposits in subsidiaries reached EUR 29.5 billion, a rise of 11.3%.

Erste Bank's own issues of debt instruments (the total of debts evidenced by certificates and subordinated capital) reduced by 9.0% from EUR 25.6 billion to EUR 23.3 billion.

In the first half of 2006, debts evidenced by certificates decreased by 10.8% to EUR 19.0 billion, due mainly to the redemption of short-term certificates of deposit and commercial paper at Erste Bank.

Following the capital increase by Erste Bank in January 2006, total capital rose by 39.9% as at 30 June 2006. Specifically, shareholders' equity increased by 66.6% to EUR 6.9 billion, while minority interests contracted by 6.9% to EUR 2.2 billion. Because of the rise in interest rates, the revaluation reserve for the available-for-sale portfolio had a negative effect both on shareholders' equity (although outweighed by the effect of the capital increase) and on minority interests.

The total eligible qualifying capital of Erste Bank at 30 June 2006 as defined by the Austrian Banking Act was approximately EUR 11.1 billion (2005 year-end: EUR 8.6 billion). The cover ratio based on the legal minimum requirement at the same date (EUR 6.8 billion) was 164% (2005 year-end: 135%).

Tier 1 (core) capital at 30 June 2006 was approximately EUR 7.8 billion (31 December 2005 year-end: EUR 5.1 billion) and the Tier 1 capital ratio was 9.8% (2005 year-end: 6.8%).

The solvency ratio at 30 June 2006 under the Austrian Banking Act was 13.5%, significantly higher than the legally required minimum of 8.0%.

Following the acquisition of BCR, which is expected tto close in September of 2006, these rates will decline.

Financial statements

I. Consolidated income statement of Erste Bank from 1 January to 30 June 2006

in EUR million	(Notes)	1/1 - 30/6/06	1/1 - 30/6/05	%-Change
Interest and similar income		3,259.1	2,795.2	16.6
Interest paid and similar expenses		-1,777.3	-1,425.7	24.7
Net interest income	**(1)**	**1,481.8**	**1,369.5**	**8.2**
Risk provisions for loans and advances	(2)	-218.3	-209.9	4.0
Fee and commission income		886.0	747.4	18.5
Fee and commission expenses		-188.3	-130.4	44.4
Net commission income	**(3)**	**697.7**	**617.0**	**13.1**
Net trading result	(4)	136.2	105.2	29.5
General administrative expenses	(5)	-1,404.9	-1,323.1	6.2
Income from insurance business	(6)	15.0	26.9	-44.2
Other operating result	(7)	-0.9	-9.4	90.4
Pre-tax profit for the year		**706.6**	**576.2**	**22.6**
Taxes on income		-159.0	-139.5	14.0
Profit for the year		**547.6**	**436.7**	**25.4**
Minority interests		-98.9	-101.0	-2.1
Net profit after minority interests		**448.7**	**335.7**	**33.7**

Earnings per share

Earnings per share constitute net profit after minority interests divided by the average number of ordinary shares outstanding. Diluted earnings per share represent the maximum potential dilution (increase in the average number of shares) which would occur if all issued subscription and conversion rights were exercised.

in EUR	1/1 - 30/6/06	1/1 - 30/6/05	%-Change
Earnings per share	1.52	1.40	8.7
Diluted earnings per share	1.52	1.30	16.7

II. Consolidated balance sheet of Erste Bank at 30 June 2006

in EUR million	(Notes)	30/6/06	31/12/05	%-Change
ASSETS				
Cash and balances with central banks		2,658	2,728	-2.6
Loans and advances to credit institutions	(8)	19,890	16,858	18.0
Loans and advances to customers	(9)	84,474	80,419	5.0
Risk provisions for loans and advances	(10)	-2,773	-2,817	-1.6
Trading assets	(11)	5,410	5,426	-0.3
Fair value through profit and loss and available for sale	(12)	18,248	18,644	-2.1
Financial investments	(13)	25,292	23,611	7.1
Intangible assets		1,900	1,911	-0.6
Tangible assets		1,652	1,688	-2.1
Other assets		3,478	4,192	-17.0
Total assets		**160,229**	**152,660**	**5.0**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Amounts owed to credit institutions	(14)	35,897	33,911	5.9
Amounts owed to customers	(15)	77,836	72,793	6.9
Debts evidenced by certificates		18,983	21,291	-10.8
Provisions	(16)	8,830	8,635	2.3
Other liabilities		5,352	5,279	1.4
Subordinated capital		4,294	4,290	0.1
Total equity		9,037	6,461	39.9
Shareholders' equity		6,865	4,129	66.3
Minority interests		2,172	2,332	-6.9
Total liabilities and shareholders' equity		**160,229**	**152,660**	**5.0**

III. Consolidated statement of changes in equity

in EUR million	Subscribed capital	Add. paid-in capital	Retained earnings	Share-holders' equity	Minority interests	Total equity
Equity as of 1 January 2005	**483**	**1,429**	**1,512**	**3,424**	**2,529**	**5,953**
Currency translation			29	29	8	37
Changes in own shares			-12	-12		-12
Dividends			-120	-120	-77	-197
Capital increases	3	32		35		35
Profit for the year			336	336	101	437
Other changes			11	11	-94	-83
Cash flow hedge			-25	-25	8	-17
Available for sale			40	40	80	120
Deferred taxes			-4	-4	-22	-26
Change of interests in subsidiaries					-160	-160
Other						
Equity as of 30 June 2005	**486**	**1,461**	**1,756**	**3,703**	**2,467**	**6,170**
Cash flow hedge reserve at reporting date				13	25	38
Available for sale reserve at reporting date				220	330	550
Deferred tax reserve at reporting date				-57	-87	-144
Equity as of 1 January 2006	**486**	**1,464**	**2,179**	**4,129**	**2,332**	**6,461**
Currency translation			-25	-25	1	-24
Changes in own shares			-283	-283		-283
Dividends			-133	-133	-26	-159
Capital increases	132	2,763 *)		2,895		2,895
Profit for the year			449	449	99	548
Other changes			-167	-167	-234	-401
Cash flow hedge			-11	-11	-24	-35
Available for sale			-211	-211	-271	-482
Deferred taxes			53	53	74	127
Change of interests in subsidiaries					-13	-13
Other			2	2		2
Equity as of 30 June 2006	**618**	**4,227**	**2,020**	**6,865**	**2,172**	**9,037**
Cash flow hedge reserve at reporting date				-11	-16	-27
Available for sale reserve at reporting date				-66	-10	-76
Deferred tax reserve at reporting date				18	8	26

*) Including capital increase expenses totaling EUR -54.8 million after taxes

IV. Cash flow statement

in EUR million	1/1 - 30/6/06	1/1 - 30/6/05	%-Change
Cash and cash equivalents at beginning of period	2,728	2,723	0.2
Cash flow from operating activities	-795	249	>100.0
Cash flow from investing activities	-1,786	-1,031	73.2
Cash flow from financing activities	2,518	487	>100.0
Effect of currency translation	-7	35	>100.0
Cash and cash equivalents at end of period	**2,658**	**2,463**	**7.9**

V. Notes

The consolidated financial statements of the Erste Bank are prepared in accordance with the current International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) issued by the International Accounting Standards Board (IASB) and with the interpretation of these standards by the International Financial Reporting Interpretations Committee (IFRIC), formerly the Standing Interpretations Committee (SIC). These interim financial statements for the first half of 2006 comply with IAS 34 (Interim Financial Reporting). The reporting period brought no changes in accounting policies. The comparative data from 2005 has been restated in accordance with the requirements of IAS 32 and IAS 39. Details of these restatements were presented in a press release of 6 December 2005 that can be found on the Erste Bank website.

A. SIGNIFICANT BUSINESS EVENTS IN THE REPORTING PERIOD

On 9 January 2006 the Management Board of Erste Bank decided, with the approval of the Supervisory Board, to **increase the share capital** of Erste Bank for the dual purpose of financing the acquisition of a 61.88% ownership interest in Banca Comerciala Romana (BCR) and strengthening Erste Bank's own capital resources, by issuing approximately 58.95 million new shares plus an over-allotment (greenshoe) option of 10%, and thus a total of up to about 64.85 million new shares. The subscription and offering period for the new shares extended from 11 January to 26 January 2006. In the capital increase, and including the fully exercised greenshoe option, 64,848,960 new shares were issued at an offering price of EUR 45.00. The subscribed share capital was thus increased by EUR 129.7 million.

In April 2006, under the management share option plan (MSOP) launched in 2002, a total of 348,236 shares were subscribed for at an exercise price of EUR 16.50 per share (which took into account the stock split performed in 2004). This yielded issue proceeds of EUR 9,247,701, of which EUR 696,472 was allocated to subscribed share capital and EUR 8,551,229 to additional paid-in capital. The difference between the exercise price (EUR 16.50) and the closing price of the Erste Bank share at the value date (EUR 45.85) was EUR 29.35. Additionally, under the MSOP launched in 2005, a total of 85,855 shares were subscribed for in May 2006 at an exercise price of EUR 43.00 per share. This resulted in issue proceeds of EUR 3,791,259, of which EUR 171,710 was allocated to subscribed share capital and EUR 3,619,549 to the to additional paid-in capital. The difference between the exercise price (EUR 43.00) and the closing price of the Erste Bank share at the value date (EUR 45.85) was EUR 2.85.

Additionally, under the 2006 **employee share ownership plan (ESOP),** 479,524 shares were purchased from 8 May to 19 May 2006 (compared to 332,640 shares in 2005). This year's exercise price, set at 20% below the average quoted price in April 2006, was EUR 39.00 per share. The resulting issue proceeds of EUR 18,701,436 plus EUR 887,786 (from the difference between the exercise price of EUR 39.00 and the quoted price of EUR 44.88 on the 1 June 2006 value date for 150,984 shares subscribed by employees of Erste Bank AG, charged to personnel expenses) amounted to a total of EUR 19,589,222. This amount was assigned to subscribed share capital (which received EUR 959,048 of the total) and to additional paid-in capital (which received EUR 18,630,174). The shares under both plans are subject to a holding period of one year. A total of 913,615 new shares were issued in a capital increase from contingent capital. This raised the number of shares outstanding in the second quarter from 308,032,560 to 308,946,175 and expanded the subscribed share capital from EUR 616,065,120 to EUR 617,892,350.

On 14 June 2006 Erste Bank together with three other Austrian banks established a company to provide **support to BAWAG P.S.K**. The contribution of Erste Bank is EUR 100 million. The contributing banks supply the funds largely without risk. Investment of the capital is restricted to Euro government bonds with an excellent rating.

B. EVENTS AFTER THE BALANCE SHEET DATE

With the acquisition of a 50.50% equity interest in Bank Prestige, Erste Bank is entering the Ukrainian market. A purchase agreement for the transaction was signed on 28 July 2006. The purchase price for the stake amounts to EUR 27.7 million.

C. INFORMATION ON THE CONSOLIDATED INCOME STATEMENT OF ERSTE BANK

(1) Net interest income

in EUR million	1/1 - 30/6/06	1/1 - 30/6/05	%-Change
Interest income from			
Lending and money market transactions with credit institutions	510.5	346.4	47.4
Lending and money market transactions with customers	1,881.8	1,631.6	15.3
Fixed-income securities	689.1	653.8	5.4
Other interest and similar income	35.7	29.6	20.6
Current income from			
Shares and other variable-yield securities	87.9	88.4	-0.6
Investments	22.2	11.3	96.5
Property used by outside parties	31.9	34.1	-6.5
Total interest and similar income	**3,259.1**	**2,795.2**	**16.6**
Interest expenses for			
Amounts owed to credit institutions	-615.4	-357.6	72.1
Amounts owed to customers	-644.2	-597.4	7.8
Debts evidenced by certificates	-381.7	-346.3	10.2
Subordinated capital	-130.6	-122.0	7.0
Other	-5.4	-2.4	>100.0
Total interest and similar expenses	**-1,777.3**	**-1,425.7**	**24.7**
Total	**1,481.8**	**1,369.5**	**8.2**

(2) Risk provisions for loans and advances

in EUR million	1/1 - 30/6/06	1/1 - 30/6/05	%-Change
Release of risk provisions for loans and advances	-203.1	-191.3	6.2
Direct write-offs of loans and advances and amounts received against written-off loans and advances	-15.2	-18.6	-18.3
Total	**-218.3**	**-209.9**	**4.0**

(3) Net commission income

in EUR million	1/1 - 30/6/06	1/1 - 30/6/05	%-Change
Lending business	91.5	95.4	-4.1
Payment transfers	253.3	231.7	9.3
Securities transactions	237.8	175.4	35.6
Investment fund transactions	110.1	71.4	54.2
Custodial fees	26.6	24.5	8.6
Brokerage	101.1	79.5	27.2
Insurance business	35.3	38.0	-7.1
Building society brokerage	15.5	15.8	-1.9
Foreign exchange transactions	18.7	18.9	-1.1
Other	45.6	41.8	9.1
Total	**697.7**	**617.0**	**13.1**

(4) Net trading result

in EUR million	1/1 - 30/6/06	1/1 - 30/6/05	%-Change
Securities and derivatives trading	52.4	55.8	-6.1
Foreign exchange transactions	83.8	49.4	69.6
Total	**136.2**	**105.2**	**29.5**

(5) General administrative expenses

in EUR million	1/1 - 30/6/06	1/1 - 30/6/05	%-Change
Personnel expenses	-822.7	-761.4	8.1
Other administrative expenses	-413.7	-394.4	4.9
Depreciation and amortisation	-168.5	-167.3	0.7
Total	**-1,404.9**	**-1,323.1**	**6.2**

(6) Income from insurance business

in EUR million	1/1 - 30/6/06	1/1 - 30/6/05	%-Change
Premiums earned	563.3	621.1	-9.3
Investment income from technical business	131.5	201.6	-34.8
Claims incurred	-192.3	-137.4	40.0
Change in underwriting reserves	-408.9	-583.8	-30.0
Expenses for policyholder bonuses	-0.9	-54.4	-98.3
Operating expenses	-59.8	-61.4	-2.6
Sundry underwriting profit/loss	-18.4	40.3	<-100.0
Underwriting profit/loss	**14.5**	**26.0**	**-44.2**
Financial profit/loss	132.0	202.5	-34.8
Carry forward-underwriting	-131.5	-201.6	34.8
Total	**15.0**	**26.9**	**-44.2**

(7) Other operating result

in EUR million	1/1 - 30/6/06	1/1 - 30/6/05	%-Change
Other operating income	19.4	43.9	-55.8
Other operating expenses	-65.7	-102.0	-35.6
Impairment of goodwill	0.0	0.0	n.a.
Other operating expenses	-65.7	-102.0	-35.6
Results from measurement/sale of securities held as fair value through profit or loss and available for sale	32.6	47.3	-31.1
Fair value portfolio	1.5	12.1	-87.6
Available for sale portfolio	31.1	35.2	-11.6
Income from investments and related companies	12.8	1.4	>100.0
Total	**-0.9**	**-9.4**	**90.4**

D. INFORMATION ON THE CONSOLIDATED BALANCE SHEET OF ERSTE BANK

(8) Loans and advances to credit institutions

in EUR million	30/6/06	31/12/05	%-Change
Loans and advances to domestic credit institutions	3,824	2,271	68.4
Loans and advances to foreign credit institutions	16,066	14,587	10.1
Total	**19,890**	**16,858**	**18.0**

(9) Loans and advances to customers

in EUR million	30/6/06	31/12/05	%-Change
Loans and advances to domestic customers	**51,048**	**49,816**	**2.5**
Public sector	2,840	2,667	6.5
Commercial customers	28,172	27,547	2.3
Private customers	19,904	19,429	2.4
Unlisted securities	68	27	>100.0
Other	64	146	-56.2
Loans and advances to foreign customers	**33,426**	**30,603**	**9.2**
Public sector	1,576	1,595	-1.2
Commercial customers	19,299	17,579	9.8
Private customers	11,007	9,771	12.6
Unlisted securities	1,252	1,442	-13.2
Other	292	216	35.2
Total	**84,474**	**80,419**	**5.0**

(10) Risk provisions for loans and advances

in EUR million	1/1 - 30/6/06	1/1 - 30/6/05	%-Change
Risk provisions for loans and advances			
at 1 January	**2,817**	**2,804**	**0.5**
Use	-237	-156	51.9
Net allocation of risk provisions	203	191	6.3
Changes in exchange rates	-10	20	>100.0
at 30 June	**2,773**	**2,859**	**-3.0**
Other risk provisions (off-balance sheet transactions and other lending commitments)	164	151	8.6
Risk provisions at 30 June	**2,937**	**3,010**	**-2.4**

(11) Trading assets

in EUR million	30/6/06	31/12/05	%-Change
Bonds and other fixed-income securities	2,918	3,194	-8.6
Shares and other variable-yield securities	823	777	5.9
Positive fair value of derivative financial instruments	1,669	1,455	14.7
Total	**5,410**	**5,426**	**-0.3**

(12) Fair value through profit and loss and avalailable for sale

in EUR million	30/6/06	31/12/05	%-Change
Fair value through profit and loss (Fair value portfolio)			
Bonds and other fixed-income securities	3,599	3,458	4.1
Shares and other variable-yield securities	948	912	3.9
Fair value against equity (AfS portfolio)			
Bonds and other fixed-income securities	10,375	11,004	-5.7
Shares and other variable-yield securities	3,326	3,270	1.7
Total	**18,248**	**18,644**	**-2.1**

(13) Financial investments

in EUR million	30/6/06	31/12/05	%-Change
Bonds and other fixed-income securities	16,116	14,725	9.4
Other variable-yield securities	323	397	-18.6
Investments / equity holdings	676	519	30.3
Investments of insurance companies	7,274	7,066	2.9
Other financial investments (particularly property used by outside parties)	903	904	-0.1
Total	**25,292**	**23,611**	**7.1**

(14) Amounts owed to credit institutions

in EUR million	30/6/06	31/12/05	%-Change
Amounts owed to domestic credit institutions	10,684	9,804	9.0
Amounts owed to foreign credit institutions	25,213	24,107	4.6
Total	**35,897**	**33,911**	**5.9**

(15) Amounts owed to customers

in EUR million	30/6/06	31/12/05	%-Change
Savings deposits	41,302	38,823	6.4
Other	36,534	33,970	7.5
Total	**77,836**	**72,793**	**6.9**

(16) Provisions

in EUR million	30/6/06	31/12/05	%-Change
Long-term employee provisions	1,073	1,071	0.2
Underwriting provisions	7,361	7,056	4.3
Other provisions	396	508	-22.0
Total	**8,830**	**8,635**	**2.3**

E. ADDITIONAL INFORMATION

(17) Contingent liabilities and other obligations

in EUR million	30/6/06	31/12/05	%-Change
Contingent liabilities	**11,508**	**10,417**	**10.5**
Guarantee liabilities	11,218	10,130	10.7
Other	290	287	1.0
Other obligations	**18,748**	**17,893**	**4.8**
Undrawn credit and loan commitments	17,156	16,576	3.5
Other	1,592	1,317	20.9

Legal proceedings

In 2002 Erste Bank formed the **Haftungsverbund** on the basis of a set of agreements with the majority of the Austrian savings banks. While the primary purpose of the Haftungsverbund is to establish a joint early-warning system as well as a cross-guarantee for certain liabilities (mostly deposits) of member savings banks, and to strengthen the group's cooperation on the market, the Haftungsverbund-agreements also had the effect that Erste Bank and the other member institutions qualify as a "credit institutes group" within the meaning of the Act. This allows Erste Bank to consolidate the "Qualifying Capital" and the risk-weighted assets of the members of the Haftungsverbund. At the end of 2003, an Austrian competitor of Erste Bank alleged to the FMA and to the Austrian Federal Competition Authority, as well as to the European Commission, that the formation of the Haftungsverbund violated European banking rules as well as European competition rules.

The preliminary resolution of the Cartel Court published in July 2006 approves / supports the cross-guarantee system and hence up to 100% customer deposit security at the savings banks. The criticism in this ruling of the joint marketing and business policy does not in principle object to the long-standing cooperation in the savings bank group. There were concerns in terms of competition law, which refer primarily to the flow of competition sensitive information from the savings banks to Erste Bank, however no measures or injunctions such as those sought by the complainants were ordered.

Handing down a preliminary resolution only, which is not yet legally binding, the court did not stipulate any conclusions or consequences from its findings which must be implemented by Erste Bank and the other parties to the proceedings. The court explicitly left its decision as to measures to effect its judgement to a second stage of the proceedings.

The Cartel Court's decision does not affect the consolidation of the Qualifying Capital of the savings banks as part of Erste Bank's balance sheet yet. However, there is a possibility that the Cartel Court will impose measures which are incompatible with Erste Bank's reporting obligations as parent company.

Erste Bank (along with other members of the Haftungsverbund) is already in the process to develop alternative solutions if such a situation should arise.

In December 2004, Erste Bank, together with some other members of the Haftungsverbund, filed an application with the Austrian Cartel Court for a declaratory decision that the Haftungsverbund qualifies as a "Zusammenschluss" (merger) within the meaning of the Austrian Cartel Act.

If the judgement is favourable, the successful cooperation of the savings banks will continue without restrictions and can be further intensified.

(18) Headcount at 30 June 2006

(weighted by degree of employment)

	30/6/06	31/12/05	%-Change
Employed by the group	**36,348**	**36,150**	**0.5**
Domestic incl. Haftungsverbund savings banks	14,802	14,757	0.3
International	21,546	21,393	0.7
Česká spořitelna Group	10,706	10,755	-0.5
Slovenská sporiteľňa Group	4,895	4,836	1.2
Erste Bank Hungary Group	2,729	2,551	7.0
Erste Bank Croatia	1,678	1,604	4.6
Erste Bank Serbia	781	915	-14.6
Other subsidiaries in CEE and foreign branches	757	732	3.4

In addition to the above number of employees, 63 persons were employed in non-bank enterprises of the Group (hotel and leisure sector) at 30 June 2006.

F. SEGMENT REPORTING

Austria

The highly positive trend in the Austria segment in the second quarter followed on from the good earnings result in the first quarter. The segment's net profit after taxes and minority interests rose by EUR 50.7 million (41.3%) compared to the first half of 2005, from EUR 122.7 million to EUR 173.4 million. This result was driven by continued strong fee and commission business (up EUR 61.4 million or 15.5%) and significant growth – especially in the first quarter of this year – in the net trading result (Trading & Investment Banking segment), which rose by 37.4% from EUR 57.4 million to EUR 78.9 million. While operating income was lifted by 4.1% from the year-ago figure, the 2.1% (or EUR 17.2 million) rise in general administrative expenses was modest.

The operating result in the first half of 2006 rose by EUR 34.1 million or 7.9% to EUR 467.2 million, with all sub-segments contributing to this increase. This growth also had a positive effect on the cost/income ratio (first half of 2006: 64.0%, first half of 2005: 65.3%). The decline in insurance income from EUR 23.1 million to EUR 10.5 million resulted from an exceptionally high base of prior-year revaluation gains from the investment portfolio in the insurance business. Higher unrealised appreciation of securities not held for trading and gains from the sale of equity interests led to an increase in other operating result from EUR 0.5 million to EUR 27.1 million. Return on equity rose from 12.7% to 16.8%, exceeding the target return of 15%.

Savings Banks

Compared to the first half of 2005, net profit after taxes and minority interests grew by EUR 0.7 million to EUR 4.7 million. Net commission income (particularly in securities business) increased significantly from the first half of 2005, by 11.9% (up EUR 20.0 million). This, in combination with a moderate rise in general administrative expenses (up EUR 3.2 million or 0.8%), improved the operating result by 4.0% relative to the prior-year period, from EUR 171.9 million to EUR 178.8 million. An increase in other operating result from a negative balance of EUR 4.4 million to a positive EUR 10.3 million was attributable mainly to higher realisation gains on securities not held for trading. The cost/income ratio improved from 70.6% to 69.9% and return on equity rose to 3.0%.

Retail and Mortgage

The retail business continued to perform well, with net profit after taxes and minority interests advancing by a further EUR 6.1 million (12.8%) from EUR 47.4 million to EUR 53.5 million. This was due mainly to growth in net commission income (up EUR 20.5 million or 13.2%), specifically sales commissions at the branches from equity issues and the generally strong securities business. Increased lending volumes meant that net interest income was maintained at the year-earlier level despite strong competitive pressures on deposit margins. Another gratifying development was the noticeable acceleration in deposit growth (8.8%), compared to the previous years; deposits reached EUR 10.2 billion at the end of the reporting period. A decrease in insurance profits from EUR 23.1 million to EUR 10.5 million (down 54.4%) is explained by the high gains from the investment portfolio in the second quarter of 2005, which were not repeated this year because of less favourable market conditions.

The decrease in other operating result was caused by a change in the scope of consolidation as well as by the recognition of impairments in the portfolio of assets grouped under "Fair value through profit and loss and available-for-sale". General administrative expenses, up marginally by 1.0% from EUR 314.6 million to EUR 317.7 million, reflected the progressive business expansion at subsidiaries (for example, in asset management) in the Erste Bank's extended home market. The operating result in the Retail & Mortgage segment rose from EUR 125.2 million to EUR 130.3 million (up 4.1%). The cost/income ratio was improved from the year-earlier level of 71.5% to 70.9%; return on equity was 11.2%.

in EUR million	SAVINGS BANKS		RETAIL & MORTGAGE		LARGE CORPORATES	
	H1 2006	H1 2005	H1 2006	H1 2005	H1 2006	H1 2005
Net interest income	395.8	409.1	257.3	257.3	72.6	73.0
Risk provisions for loan and advances	-87.2	-86.8	-48.9	-52.6	-22.6	-28.9
Net commission income	187.5	167.6	174.9	154.5	45.2	35.4
Net trading result	11.2	7.8	5.3	5.0	1.7	0.7
General administrative expenses	-415.8	-412.6	-317.7	-314.6	-47.4	-42.6
Income from insurance business	0.0	0.0	10.5	23.1	0.0	0.0
Other operating results	10.3	-4.4	-1.5	5.3	14.6	0.9
Pre-tax profit	**101.9**	**80.6**	**79.9**	**77.9**	**64.1**	**38.5**
Taxes on income	-22.4	-21.6	-17.4	-18.8	-14.1	-9.4
Minority interest	-74.7	-58.3	-9.1	-11.7	-4.5	-4.9
Net profit after minority interests	**4.7**	**0.7**	**53.5**	**47.4**	**45.5**	**24.2**
Average risk-weighted assets	25,498.1	23,453.7	13,013.1	12,023.1	7,522.2	6,530.0
Average attributed equity	317.0	249.5	951.7	914.1	550.1	496.4
Cost/income ratio	**69.9%**	**70.6%**	**70.9%**	**71.5%**	**39.6%**	**39.0%**
ROE based on net profit	**3.0%**	**0.6%**	**11.2%**	**10.4%**	**16.6%**	**9.7%**
Funding costs	-6.7	-7.5	-14.1	-16.4	-7.1	-7.8

TRADING & INVESTMENT BANKING		AUSTRIA	
H1 2006	H1 2005	H1 2006	H1 2005
27.8	33.2	753.5	772.6
0.0	0.0	-158.8	-168.3
49.0	37.8	456.6	395.2
60.7	43.9	78.9	57.4
-51.5	-45.3	-832.3	-815.1
0.0	0.0	10.5	23.1
3.7	-1.4	27.1	0.5
89.6	**68.3**	**335.6**	**265.3**
-20.0	-17.9	-73.9	-67.8
0.0	0.0	-88.3	-74.8
69.6	**50.4**	**173.4**	**122.8**
3,332.2	3,662.0	49,365.6	45,668.8
243.7	278.4	2,062.5	1,938.4
37.5%	**39.4%**	**64.0%**	**65.3%**
57.2%	**36.2%**	**16.8%**	**12.7%**
-0.1	-0.8	-28.1	-32.4

Large Corporates

In the Large Corporates segment, net profit after taxes and minority interests grew by 88.4% to EUR 45.5 million from EUR 24.2 million in the first half of 2005. This reflects the successful implementation of the "Group Large Corporates" strategy and the group-wide bundling of customer service. In operating terms, improvement was fuelled largely by net commission income (up EUR 9.8 million or 27.8% from EUR 35.4 million to 45.2 million) and by other operating result, up EUR 13.7 million from EUR 0.9 million to EUR 14.6 million. The substantial increase in net commission income was underpinned by a very strong result at leasing subsidiary Immorent as well as income from capital market transactions and the project business. The significant rise in other operating result stemmed both from valuation gains on securitised financings and from one-off proceeds from the sale, in the first quarter of 2006, of a private-equity investment assigned to the Large Corporates segment. The cost/income ratio was 39.6% and return on equity rose markedly from 9.7% to 16.6%.

Trading and Investment Banking

Net profit after taxes and minority interests was up 38.1% from the year-earlier period, rising from EUR 50.4 million to EUR 69.6 million. While the general trend in market interest rates and the flat yield curve drove down net interest income from EUR 33.2 million to EUR 27.8 million, the result from fee and commission business was very strong: net commission income grew from EUR 37.8 million to EUR 49.0 million, thanks predominantly to the securities business (especially in structured products) and income from capital market transactions. The vigorous increase in the net trading result from EUR 43.9 million to EUR 60.7 million was achieved primarily in equity trading. Costs resulting from the significantly higher transaction volume led to an increase of 13.7% in general administrative expenses compared to the first half of 2005; this was a larger increase than in the other sub-segments of the Austria business. On balance, the cost/income ratio improved from 39.4% to 37.5% and return on equity was enhanced from 36.2% to 57.2%.

Central and Eastern Europe

Czech Republic

At Česká spořitelna, net profit after taxes and minority interests rose by 14.1% (EUR 19.7 million) compared to the prior-year level, from EUR 139.6 million to EUR 159.3 million. There was a pronounced improvement of just under 34% in operating profit; although market interest rates remained below Euro reference rates, net interest income increased by 15% in the reporting period, from EUR 285.3 million to EUR 352.8 million, amid an expansion in the credit portfolio. Net commission income rose by 11.8% from EUR 144.7 million to EUR 161.8 million, mainly due to the performance in payments services and the securities business. An increase in general administrative expenses from EUR 267.3 million to EUR 294.4 million (up 10.1% including currency effects, but only 4.0% on a constant-currency basis) was driven by higher depreciation and higher accrued expenses. Other operating result contracted from EUR 22.1 million to a negative EUR 12.3 million, due especially to lower gains from securities at fair value through profit and loss and available-for-sale. Based on an excellent showing on the income side, the operating result improved by 33.6% from EUR 188.0 million to EUR 251.2 million; this increase was enhanced by the favourable movement in the CZK/EUR exchange rate (up 5.6%). The cost/income ratio improved from 58.7% to 54.0% and return on equity was 40.0%.

	CZECH REPUBLIC		SLOVAKIA		HUNGARY		CROATIA	
in EUR million	H1 2006	H1 2005	H1 2006	H1 2005	H1 2006	H1 2005	H1 2006	H1 2005
Net interest income	352.8	285.3	107.0	92.8	109.8	97.6	53.7	57.1
Risk provisions for loan and advances	-22.1	-13.4	-7.6	-5.1	-14.1	-9.2	-7.3	-4.3
Net commission income	161.8	144.7	40.4	41.1	31.9	29.7	13.1	10.0
Net trading result	26.5	21.6	6.9	7.5	17.5	17.4	7.3	-0.6
General administrative expenses	-294.4	-267.3	-89.1	-83.9	-93.4	-86.7	-41.5	-34.3
Income from insurance business	4.5	3.8	0.0	0.0	0.0	0.0	0.0	0.0
Other operating results	-12.3	22.1	-1.4	-2.5	-9.1	-10.3	-0.6	-1.9
Pre-tax profit	**216.9**	**196.8**	**56.4**	**49.9**	**42.6**	**38.5**	**24.6**	**25.9**
Taxes on income	-52.3	-52.6	-8.4	-6.5	-8.9	-7.4	-4.8	-4.9
Minority interest	-5.3	-4.6	0.2	0.0	-0.1	-0.1	-7.5	-8.6
Net profit after minority interests	**159.3**	**139.6**	**48.1**	**43.4**	**33.6**	**31.1**	**12.4**	**12.3**
Average risk-weighted assets	10,896.7	8,653.0	3,096.3	2,181.2	3,630.9	2,190.7	2,898.7	2,095.9
Average attributed equity	796.9	657.9	226.4	165.8	265.5	166.6	212.0	159.3
Cost/income ratio	**54.0%**	**58.7%**	**57.7%**	**59.4%**	**58.7%**	**59.9%**	**56.0%**	**51.7%**
ROE based on net profit	**40.0%**	**42.4%**	**42.5%**	**52.4%**	**25.3%**	**37.4%**	**11.7%**	**15.5%**
Funding costs	-8.8	-11.5	-6.6	-8.2	-9.4	-10.2	-2.0	-2.3

Slovakia

Net profit of Slovenská sporiteľňa after taxes and minority interests saw an increase of EUR 43.4 million or 10.9% from the first half of 2005, to EUR 48.1 million. In net interest income, the scheduled redemption of high-yield bonds was more than offset by the stronger-than-expected expansion in retail lending, higher gains from holdings measured at equity, and lower funding costs. Net commission income was unchanged from the previous year: the first-time accrual at end-2005 of up-front commission income means that we expect an increase in net commission income for the year as a whole.

General administrative expenses grew by EUR 5.1 million from EUR 83.9 million to a new total of EUR 89.1 million. This was explained largely by higher personnel costs, which were partly related to accrued expenses not recognised in the first half of the prior year. Contrary to earlier expectations, there were significant increases in operating result (13.6%) and net profit after taxes and minority interests (10.9%)-. However, a higher allocation of equity refelcting the strongly increased credit portfolio resulted in a decrease in return on equity from 52.4% to 42.5%; the cost/income ratio improved from 59.4% to 57.7%.

Hungary

The operating result of Erste Bank Hungary grew by EUR 7.8 million or 13.4% from EUR 58.0 million to EUR 67.8 million, despite the negative trend in the HUF/EUR exchange rate, which fell by 5.8%. Net interest income increased from the year-earlier level of EUR 97.6 million to EUR 109.8 million, a rise of EUR 12.2 million or 12.5%. The main contributing factor was the strongly growing loan book. The rise in risk provisions for loans and advances, from EUR 9.2 million to EUR 14.1 million, reflected primarily the absence of first-time-consolidation effects that had reduced this item in 2005.

Net commission income showed a significant increase in the second quarter, owing to the already mentioned non-recurring effects in the first quarter of this year. For the full year, a considerable gain of more than 15% compared to twelve months earlier remains likely. The significant rise in general administrative expenses can be attributed primarily to higher staff and marketing costs in connection with the expansion of the branch network. The operating result was up by 13.4% from EUR 58.0 million to EUR 65.8 million and the cost/income ratio improved from 59.9% to 58.7%.

Croatia

The operating result of Erste Bank Croatia was almost unchanged on the year-earlier period, at EUR 32.6 million (up 0.5%). A direct year-on-year comparison of net interest income (down 5.9% to negative EUR 3.4 million) is complicated by the reclassification of valuation gains from bank book derivatives to the net trading result. Moreover, the present stringent legislative controls aimed at curbing foreign-currency funding in Croatia, which have raised the required minimum

SERBIA		CENTRAL & EASTERN EUROPE	
H1 2006	H1 2005	H1 2006	H1 2005
1.5	-	624.8	532.8
-1.1	-	-52.2	-31.9
2.3	-	249.5	225.4
0.0	-	58.2	45.8
-14.2	-	-532.5	-472.2
0.0	-	4.5	3.8
-0.3	-	-23.6	7.4
-11.8	-	**328.7**	**311.1**
0.4	-	-74.0	-71.4
0.2	-	-12.6	-13.3
-11.3	-	**242.1**	**226.4**
131.2	-	20,653.8	15,120.9
9.6	-	1,510.5	1,149.6
n.a.	-	**56.8%**	**58.5%**
n.a.	-	**32.1%**	**39.4%**
-1.7	-	-28.5	-32.2
-0.8	0.0	-14.1	-16.2

reserve for foreign-currency deposits from an average of 30% to 55%, detracted substantially from net interest income. The severe adverse impact of these factors on the net interest margin could not be recouped despite good rates of growth.

Net commission income, thanks especially to payments services and lending, grew by 30.4% from EUR 10.0 million to a new total of EUR 13.1 million. The growth in the net trading result derived mostly from the reclassification of derivatives that was referred to above. As a corollary to the expansion of the branch network and the associated hiring of new staff, general administrative expenses went up by EUR 7.1 million or 20.8% from EUR 34.3 million to EUR 41.5 million. Return on equity fell from 15.5% to 11.7% and the cost/income ratio deteriorated from 51.7% to 56.0%.

Serbia

Since August 2005, the consolidated financial statements include Erste Bank Serbia. September 2005 saw the launch of an extensive transformation programme that will optimise operational processes and strengthen the bank's competitive position in the Serbian market. Most of the reported loss of EUR 11.3 million is associated with the restructuring and expansion strategy pursued in Serbia. For the financial year as a whole, a bottom-line deficit of between EUR 15 million and EUR 18 million is forecast in view of the significant deterioration in the regulatory environment for the Serbian banking sector and additional restructuring expenses. The return on equity target for 2008 (20% on a local basis) remains in place.

International Business

The good performance in International Business persisted in the first half of 2006. Net profit after taxes and minority interests improved by EUR 3.3 million or 7.0% from EUR 46.5 million to EUR 49.8 million. A decrease in net interest income – brought about largely by the current narrowing of credit spreads in the syndication business – was only partly offset by the reduced need for loan loss provisions. The growth in net profit represented several factors: an improvement in other operating result driven especially by partial on previously fully written-off loans; securities valuation gains; and rigorous cost management. The cost/income ratio improved slightly from 19.7% to 19.5%; return on equity eased from 19.4% to 18.1%.

Corporate Center

The Corporate Center segment encompasses three types of items: the results of those companies which cannot be clearly assigned to a specific business segment; consolidating entries; and one-time effects that, in order to ensure comparability, have not been allocated to a business segment.

The trend in net commission income and general administrative expenses can be attributed largely to changes in profit consolidation from banking support operations; general administrative expenses were especially affected by other administrative expenses for group projects begun in 2004 and costs of strategic group-wide activities. Net interest income increased mainly as a result of allocating the proceeds of the capital increase at the end of January 2006 to finance the acquisition of Banca Comerciala Romana to this segment. The reason for the improvement in other operating result was due to the in non-recurrance of prior-year revaluation losses on other equity interests.

in EUR million	INTERNATIONAL BUSINESS		CORPORATE CENTER		ERSTE BANK GROUP TOTAL	
	H1 2006	H1 2005	H1 2006	H1 2005	H1 2006	H1 2005
Net interest income	70.4	75.1	33.1	-10.9	1,481.8	1,369.5
Risk provisions for loan and advances	-7.4	-9.9	0.2	0.2	-218.3	-209.9
Net commission income	15.3	15.8	-23.8	-19.4	697.7	617.0
Net trading result	0.1	-0.2	-0.9	2.1	136.2	105.2
General administrative expenses	-16.7	-17.9	-23.4	-17.9	-1,404.9	-1,323.1
Income from insurance business	0.0	0.0	0.0	0.0	15.0	26.9
Other operating results	6.7	2.3	-11.1	-19.6	-0.9	-9.4
Pre-tax profit	**68.4**	**65.2**	**-26.0**	**-65.4**	**706.6**	**576.2**
Taxes on income	-18.6	-18.7	7.5	18.4	-159.0	-139.5
Minority interest	0.0	0.0	2.0	-12.9	-98.9	-101.0
Net profit after minority interests	**49.8**	**46.5**	**-16.5**	**-59.9**	**448.7**	**335.7**
Average risk-weighted assets	7,524.7	6,308.4	357.0	321.9	77,901.1	67,420.0
Average attributed equity	550.3	479.6	2,349.4	24.5	6,472.7	3,592.0
Cost/income ratio	**19.5%**	**19.7%**	**n.a.**	**n.a.**	**60.3%**	**62.5%**
ROE based on net profit	**18.1%**	**19.4%**	**n.a.**	**n.a.**	**13.9%**	**18.7%**
Funding costs	0.0	0.0	-8.2	-10.4	-64.8	-75.0

G. CHANGES IN TOTAL QUALIFYING CAPITAL

in EUR million	30/6/06	31/12/05	30/6/05
Subscribed capital	616	486	485
Reserves	7,580	5,087	4,431
Less intangible assets	-439	-461	-454
Core capital (Tier 1)	**7,757**	**5,112**	**4,462**
Eligible subordinated liabilities	2,999	3,029	2,710
Revaluation reserve	246	352	218
Qualifying supplementary capital (Tier 2)	**3,245**	**3,381**	**2,928**
Short-term subordinated capital (Tier 3)	**308**	**331**	**338**
Deductions according to Section 23 (13) and Section 29 (1-2) Austrian Banking Act	-206	-213	-426
Total eligible qualifying capital	**11,104**	**8,611**	**7,302**
Capital requirement	6,783	6,390	5,857
Surplus capital	4,321	2,221	1,445
Cover ratio (in %)	163.7	134.8	124.7
Tier 1 ratio (in %)	**9.8**	**6.8**	**6.5**
Solvency ratio (in %)	**13.5**	**11.0**	**10.2**
Risk-weighted assets acc. to Section 22 (2) Austrian Banking Act	79,247	75,078	68,411
8 % minimum capital requirement	6,340	6,006	5,473
Capital requirement for open foreign exchange position acc. to Section 26 Austrian Banking Act	5	12	6
Capital requirement for the Trading book acc. to Section 22 b (1) Austrian Banking Act	438	372	378
Capital requirement	**6,783**	**6,390**	**5,857**

Quarterly financial data

CONSOLIDATED INCOME STATEMENT OF ERSTE BANK

in EUR million	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006
Net interest income	696.8	694.0	730.7	724.0	757.8
Risk provisions for loans and advances	-108.6	-119.2	-92.5	-109.1	-109.2
Net commission income	305.9	304.9	334.9	342.2	355.5
Net trading result	48.0	66.4	70.1	91.2	45.0
General administrative expenses	-664.2	-666.9	-686.9	-693.9	-711.0
Income from insurance business	21.3	10.0	-0.2	7.7	7.3
Other operating result	-7.4	-1.0	-5.7	18.3	-19.2
Pre-tax profit for the period	**291.8**	**288.2**	**350.4**	**380.4**	**326.2**
Taxes on income	-70.7	-69.6	-90.9	-85.6	-73.4
Profit for the period	**221.1**	**218.6**	**259.5**	**294.8**	**252.8**
Minority interests	-45.7	-45.5	-56.6	-55.2	-43.7
Net profit after minority interests	**175.4**	**173.1**	**202.9**	**239.6**	**209.1**

CONSOLIDATED BALANCE SHEET OF ERSTE BANK

in EUR million	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006
Total assets	**152,660**	**156,931**	**152,660**	**158,815**	**160,229**
Loans and advances to credit institutions	19,840	20,058	16,858	18,604	19,890
Loans and advances to customers	77,227	79,946	80,419	84,310	84,474
Risk provisions for loans and advances	-2,859	-2,902	-2,817	-2,809	-2,773
Securities and other financial investments	46,917	47,678	47,681	48,401	48,950
Other assets	11,535	12,151	10,519	10,309	9,688
Total liabilities and shareholders' equity	**152,660**	**156,931**	**152,660**	**158,815**	**160,229**
Amounts owed to credit institutions	35,582	37,365	33,911	36,213	35,897
Amounts owed to customers	71,125	71,421	72,793	75,151	77,836
Debts evidenced by certificates and subordinated capital	24,009	25,512	25,581	24,202	23,277
Other liabilities, including minority interests	18,241	18,762	16,246	16,313	16,354
Shareholders' equity	3,703	3,871	4,129	6,936	6,865

SHAREHOLDER EVENTS

8-9 October 2006	4th Capital Markets Day in Bucharest, Romania
30 October 2006	Nine-months-results for 2006
28 February 2007	Full-year preliminary results 2006
30 April 2007	First quarter results for 2007
31 May 2007	Annual general meeting

INVESTOR RELATIONS

ERSTE BANK, Milchgasse 1, A-1010 Vienna

Phone:	+43 - (0) 50 100 - 17 693
Fax:	+43 - (0) 50 100 - 913 112
Email:	investor.relations@erstebank.at
Internet:	www.erstebank.com/ir

Gabriele Werzer

Phone:	+43 - (0) 50 100 - 11 286
Email:	gabriele.werzer@erstebank.at

Thomas Sommerauer

Phone:	+43 - (0) 50 100 - 17 326
Email:	thomas.sommerauer@erstebank.at

Josef Kerekes

Telefon:	+43 - (0) 50 100 - 16 878
Email:	josef.kerekes@erstebank.at

TICKER SYMBOLS

Reuters:	ERST.VI
Bloomberg:	EBS AV
Datastream:	O:ERS
ISIN:	AT0000652011
ADR Cusip-Code:	296 036 304